Exhibit 99.1

Oncolytics Biotech® Inc. Announces 2017 First Quarter Results

CALGARY, May 5, 2017 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (Oncolytics or the Company) today announced its financial results and operational highlights for the quarter ended March 31, 2017.

"The last six months – particularly defining our clinical development plan and data announced at AACR – have been exciting for us," said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. "The compelling and statistically significant overall survival data from the IND 213 study in metastatic breast cancer presented at AACR led us to select this indication as our registration pathway. This is part of our broader clinical development plan, which is focused on exploiting REOLYSIN's mechanism of action incorporating both cancer cell lysis and immune system priming and activation."

Selected Highlights

Since January 1, 2017, selected highlights announced by the Company include:

Clinical Results

•	Presented at the American Academy of Cancer Research (AACR) Annual Meeting, in Washington, D.C., by the Canadian Cancer Trials Group at Queen's University in Kingston, Ontario covering findings from IND 213, an open-label, randomized, phase 2 study to assess the therapeutic combination of intravenously-administered REOLYSIN® given in combination with paclitaxel versus paclitaxel alone in patients with advanced or metastatic breast cancer. Results showed a statistically significant improvement in median overall survival from 10.4 months in the control arm to 17.4 months in the test arm.
•	Announced registration pathway and clinical development plan with the dual objectives of obtaining regulatory approval for REOLYSIN based on the compelling metastatic breast cancer survival data recently presented at the AACR Annual Meeting, in Washington, D.C., and expanding REOLYSIN into commercially valuable new treatment areas that include immunotherapy and immunomodulatory (IMiD) agents in collaboration with pharmaceutical partners.
•	Announced, in collaboration with Celgene and cancer charity Myeloma UK, the launch of MUK eleven, a first-of-its-kind immunotherapy trial that aims to modulate the immune system to target myeloma. The phase 1b trial will study REOLYSIN in combination with Celgene's IMiD's, Imnovid® (pomalidomide) and Revlimid® (lenalidomide), as a rescue treatment in relapsing myeloma patients.

Corporate

•	Appointed Oncolytics co-founder and long-serving senior executive Matt Coffey PhD, MBA, as President and CEO.

Financial

•	At March 31, 2017, the Company reported $10.1 million in cash, cash equivalents and short-term investments.
•	As at May 4, 2017, the Company had an unlimited number of authorized common shares with 121,836,722 common shares issued and outstanding, and 8,032,827 options outstanding (with exercise prices ranging between $0.26 and $6.72 and expiry dates ranging from 2017 to 2027).

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at	March 31, 2017 $	December 31, 2016 $
Assets
Current assets
Cash and cash equivalents	10,102,393	12,034,282
Short-term investments	—	2,088,800
Accounts receivable	36,484	54,406
Prepaid expenses	182,897	260,841
Total current assets	10,321,774	14,438,329

Non-current assets
Property and equipment	301,534	319,955
Total non-current assets	301,534	319,955

Total assets	10,623,308	14,758,284
Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	3,348,766	4,068,664
Total current liabilities	3,348,766	4,068,664

Shareholders' equity
Share capital
Authorized: unlimited Issued: March 31, 2017 – 121,258,222 December 31, 2016 – 121,258,222	262,311,325	262,321,825
Contributed surplus	26,776,933	26,643,044
Accumulated other comprehensive income	533,312	554,060
Accumulated deficit	(282,347,028)	(278,829,309)
Total shareholders' equity	7,274,542	10,689,620
Total liabilities and equity	10,623,308	14,758,284

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	2017	2016
For the three month period ending March 31	$	$

Expenses
Research and development	2,268,071	2,726,129
Operating	1,300,300	1,360,412
Operating loss	(3,568,371)	(4,086,541)
Interest	50,715	69,621
Loss before income taxes	(3,517,656)	(4,016,920)
Income tax (expense) recovery	(63)	145
Net loss	(3,517,719)	(4,016,775)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	(20,748)	(170,059)

Net comprehensive loss	(3,538,467)	(4,186,834)
Basic and diluted loss per common share	(0.03)	(0.03)

Weighted average number of shares (basic and diluted)	121,258,222	118,119,985

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2015	261,324,692	26,277,966	760,978	(263,689,330)	24,674,306
Net loss and other comprehensive loss	—	—	(170,059)	(4,016,775)	(4,186,834)
Issued, pursuant to "At the Market" Agreement	274,805	—	—	—	274,805
Share issue costs	(375,349)	—	—	—	(375,349)
Share based compensation	—	81,640	—	—	81,640
As at March 31, 2016	261,224,148	26,359,606	590,919	(267,706,105)	20,468,568

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2016	262,321,825	26,643,044	554,060	(278,829,309)	10,689,620
Net loss and other comprehensive loss	—	—	(20,748)	(3,517,719)	(3,538,467)
Share issue costs	(10,500)	—	—	—	(10,500)
Share based compensation	—	133,889	—	—	133,889
As at March 31, 2017	262,311,325	26,776,933	533,312	(282,347,028)	7,274,542

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	2017	2016
For the three month period ending March 31	$	$

Operating Activities
Net loss for the period	(3,517,719)	(4,016,775)
Amortization - property and equipment	24,036	45,942
Share based compensation	133,889	81,640
Unrealized foreign exchange loss	52,032	141,295
Net change in non-cash working capital	(637,646)	724,655
Cash used in operating activities	(3,945,408)	(3,023,243)

Investing Activities
Acquisition of property and equipment	(5,836)	—
Redemption (purchase) of short-term investments	2,088,800	(27,823)
Cash provided by (used in) investing activities	2,082,964	(27,823)

Financing Activities
"At the Market" equity distribution agreement	(10,500)	(100,544)
Cash used in financing activities	(10,500)	(100,544)
Decrease in cash	(1,872,944)	(3,151,610)
Cash and cash equivalents, beginning of period	12,034,282	24,016,275
Impact of foreign exchange on cash and cash equivalents	(58,945)	(631,257)
Cash and cash equivalents, end of period	10,102,393	20,233,408

To view the Company's Fiscal 2017 First Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's annual filings, which will be available under the Company's profile at www.sedar.com and on Oncolytics' website at http://www.oncolyticsbiotech.com/investor-centre/financials/.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, an immuno-oncology viral-agent, as a potential treatment for a variety of tumor types. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in breast cancer, as well as studies in combination with checkpoint inhibitors and IMID/targeted therapies in solid and hematological malignancies. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2017 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/05/c3189.html

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For further information: Oncolytics Investor & Media Contact: Oncolytics Biotech Inc., Michael Moore, Vice President, Investor Relations & Corporate Communications, 858-886-7813, mmoore@oncolytics.ca; AXON Media Contact: Marian Cutler, 914-701-0100 ext. 5361, mcutler@axon-com.com

CO: Oncolytics Biotech Inc.

CNW 07:00e 05-MAY-17